Mail Stop 6010

      October 4, 2005




Mr. David Robbins
President and Chief Executive Officer
Micronetics, Inc.
26 Hampshire Drive
Hudson, NH 03051

	RE:	Micronetics, Inc.
		Form 10-KSB for the fiscal year ended March 31, 2005
		Filed July 14, 2005
		Form 10-QSB for the quarter ended June 30, 2005
		Filed August 18, 2005
		File No. 0-17966

Dear Mr. Robbins:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB for the Fiscal Year Ended March 31, 2005

Item 8A Controls and Procedures

1. We note your statement that the Chief Executive Officer and Principle Financial Officer have concluded that the company`s disclosure controls and procedures are effective "except as noted below." Given the exception noted, it remains unclear whether your chief executive officer and principle financial officer have concluded that your disclosure controls and procedures are effective.
Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your principle financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective. This comment also applies to your Form 10-QSB as of
June 30, 2005.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

							Sincerely,


							Angela J. Crane
							Accounting Branch Chief

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David Robbins
Micronetics, Inc.
October 4, 2005
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